Exhibit 99.2

press release
ArcelorMittal announces sale of Bosnian operations

20 June 2025, 15:30 CET
ArcelorMittal (“the company”) has today signed a sale and purchase agreement to sell its operations in Bosnia and Herzegovina. ArcelorMittal Zenica, an integrated steel plant, and ArcelorMittal Prijedor, an iron ore mining business which supplies the Zenica plant, will be sold to Pavgord Group.
The company has made considerable investments and efforts to keep ArcelorMittal Zenica and ArcelorMittal Prijedor within the group. However, after a thorough strategic review, the company concluded that a sale is the best solution for the development of the business and its people.
Under the terms of the transaction, ArcelorMittal’s shares in ArcelorMittal Zenica and ArcelorMittal Prijedor will be sold to Pavgord Group, and all employees’ jobs are transferred to the new owner. Net of sale proceeds, the company expects to record a non-cash loss on disposal of approximately $0.2bn (including foreign exchange losses recorded in equity since the date of acquisition).
The deal is expected to close in the third quarter of 2025, subject to merger control clearance and the fulfilment of all conditions precedent. Until then, all operations of the company will continue as usual, with the full support of the local management team and the company leadership team.
“ArcelorMittal acknowledges the support of the government of Bosnia and Herzegovina, and the government of the Federation and Republika Srpska, during the 21 years that the company has been operating in the country. We believe the company will continue to be a major contributor to the economy of Bosnia and Herzegovina. We thank all our employees at ArcelorMittal Zenica and ArcelorMittal Prijedor for their hard work and passionate engagement during all these years and wish them all the best for the future, as well as to Pavgord Group in this new phase”, commented Sanjay Samaddar, Vice President ArcelorMittal and chief executive officer, ArcelorMittal Europe – Long Products.
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